# DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone ... 0680
Internet
E-mail :







53E 06018690

Heerlen (NL), 10 November 2006



## Repurchase of shares

Royal DSM N.V. has repurchased 582,575 of its own shares in the period from November 2, 2006 up to and including November 8, 2006 at an average price of EUR 36.46. This is in accordance with the share buyback program announced on September 27, 2006. The consideration of this repurchase was EUR 21.2 million.

The total number of shares repurchased under this program to date is 4,324,351 shares for a total consideration of EUR 154.8 million.

**DSM**

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.



**For more information:**

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

dlw 11/22

**Forward-looking *statements***

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.